ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                               New York, NY 10105
                                  212-969-1000


                                                     June 8, 2015


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

       Re: Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940 with Respect to Registered Investment Companies Managed by AllianceBernstein L.P.
            -----------------------------------------------------------------

Dear Sirs:

      Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

      (i) The Investment Company Blanket Bond (the "Bond") for the period May 15, 2015 to May 15, 2016, on which AllianceBernstein L.P. and the Funds are the named insureds (Exhibit A);

      (ii) The Joint Fidelity Bond Agreement entered into by AllianceBernstein L.P. and the Funds (Exhibit B); and


      (iii) The resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond (Exhibits C-1, C-2 and C-3).

      The premium in connection with the Bond has been paid in full.

                                                   Sincerely,

                                                   /s/ David Lesser
                                                   ----------------------------
                                                   David Lesser
                                                   Vice President, Counsel and
                                                   Assistant Secretary

Enclosures

                                   SCHEDULE A
                                   ----------



                Name of Fund                                      File No.
                ------------                                      --------

AB BLENDED STYLE SERIES, INC.                                    811-21081
AB BOND FUND, INC.                                               811-02383
AB CAP FUND, INC.                                                811-01716
AB CORE OPPORTUNITIES FUND, INC.                                 811-09687
AB CORPORATE SHARES                                              811-21497
AB DISCOVERY GROWTH FUND, INC.                                   811-00204
AB EQUITY INCOME FUND, INC.                                      811-07916
AB EXCHANGE RESERVES                                             811-08294
AB FIXED-INCOME SHARES, INC.                                     811-06068
AB GLOBAL BOND FUND, INC.                                        811-06554
AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.                      811-07707
AB GLOBAL RISK ALLOCATION FUND, INC.                             811-00134
AB GLOBAL THEMATIC GROWTH FUND, INC.                             811-03131
AB GROWTH AND INCOME FUND, INC.                                  811-00126
AB HIGH INCOME FUND, INC.                                        811-08188
AB INSTITUTIONAL FUNDS, INC.                                     811-08403
AB INTERNATIONAL GROWTH FUND, INC.                               811-08426
AB LARGE CAP GROWTH FUND, INC.                                   811-06730
AB MULTI-MANAGER ALTERNATIVE FUND                                811-22671
AB MUNICIPAL INCOME FUND, INC.                                   811-04791
AB MUNICIPAL INCOME FUND II                                      811-07618
AB TRUST                                                         811-10221
AB UNCONSTRAINED BOND FUND, INC.                                 811-07391
AB VARIABLE PRODUCTS SERIES FUND, INC.                           811-05398
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.                  811-10575
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC.                    811-10577
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.                  811-07732
ALLIANCEBERNSTEIN INCOME FUND, INC.                              811-05207
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.           811-10573
SANFORD C. BERNSTEIN FUND, INC.                                  811-05555
SANFORD C. BERNSTEIN FUND II, INC.                               811-21034
THE AB POOLING PORTFOLIOS                                        811-21673
THE AB PORTFOLIOS                                                811-05088

                              POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.
--------------------------------

                                                                       EXHIBIT A

[AIG LOGO]

            National Union Fire Insurance Company of Pittsburgh, Pa.
                                                         A capital stock company
--------------------------------------------------------------------------------
POLICY NUMBER: 02-133-76-34           REPLACEMENT OF POLICY NUMBER: 01-137-73-82


                        INVESTMENT COMPANY BLANKET BOND

                                 DECLARATIONS:

--------------------------------------------------------------------------------
ITEM 1.     Name of Insured (herein called Insured):

            AllianceBernstein Complex of Registered Investment Companies

            Principal Address: 1345 AVENUE OF THE AMERICAS
                               NEW YORK,NY 10105

--------------------------------------------------------------------------------
ITEM 2. Bond Period: from 12:01 a.m. 05/15/2015 to 05/15/2016 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

--------------------------------------------------------------------------------
ITEM 3.     Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

                                                       Single Loss
                                                       Limit of      Single Loss
                                                       Liability     Deductible

Insuring Agreement (A) Fidelity-                       $ 50,000,000   $ 100,000
Insuring Agreement (B) Audit Expense-                  $     50,000   $  10,000
Insuring Agreement (C) On Premises-                    $ 50,000,000   $ 100,000
Insuring Agreement (D) In Transit-                     $ 50,000,000   $ 100,000
Insuring Agreement (E) Securities-                     $ 50,000,000   $ 100,000
Insuring Agreement (G) Counterfeit Currency-           $ 50,000,000   $ 100,000
Insuring Agreement (H) Stop Payment-                   $     25,000   $   5,000
Insuring Agreement (I) Uncollectible Items of Deposit- $ 25,000 $ 5,000 Additional Coverages:
Insuring Agreement (J) Computer Systems                $ 50,000,000   $ 100,000
Insuring Agreement (K) Telefacimile Transfer Fraud     $ 50,000,000   $ 100,000
Insuring Agreement (L) Automated Phone Systems         $ 50,000,000   $ 100,000

            If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

--------------------------------------------------------------------------------
ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached thereto: : Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15,#16, #17, #18, #19.

--------------------------------------------------------------------------------
ITEM 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-137-73-82 such termination or cancellation to be effective as of the time this bond becomes effective.

--------------------------------------------------------------------------------

PREMIUM: $68,734 of $171,835

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



/s/                                                /s/
---------------------------                        -----------------------------
       PRESIDENT                                           SECRETARY
National Union Fire Insurance                      National Union Fire Insurance
Company of Pittsburg, P.A.                         Company of Pittsburg, P.A.




                           /s/
                           -------------------------------
                              AUTHORIZED REPRESENTATIVE



-------------------------       ----------------     ---------------------------
  COUNTERSIGNED AT                   DATE               COUNTERSIGNATURE







AON RISK SERVICES NORTHEAST INC
199 WATER ST
NEW YORK, NY 10038-3526

[AIG LOGO]

            National Union Fire Insurance Company of Pittsburgh, Pa.
                                                         A capital stock company

                        INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harm less the Insured for:

                              INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

      (a)   to cause the Insured to sustain such loss; and

      (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

                             Offices and Equipment

      (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

      (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or dam age, always excepting, however, all loss or dam age through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the m ail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

      (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the Account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

            (a)   counterfeited, or

            (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

            (c)   raised or otherwise altered, or lost, or stolen, or

      (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

            Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

            The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

            Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

      Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

      For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

      For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customers, shareholder's or subscribers account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insureds agent to such customers, shareholders or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with 'exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

      1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

      2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES

      (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of apply only in the event that

      (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

      (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

      (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/ her employment.

                     THE FOREGOING INSURING AGREEMENTS AND
                     GENERAL AGREEMENTS ARE SUBJECT TO THE
                              FOLLOWING CONDITIONS
                                AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

      (a)   "Employee" means:

            (1)   any of the Insured's officers, partners, or employees, and

            (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

            (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

            (4) guest students pursuing their studies or duties in any of the Insureds offices, and

            (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

            (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

            (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

            (8) those persons so designated in Section 15, Central Handling of Securities, and

            (9)   any officer, partner or Employee of
                  a) an investment advisor,
                  b) an underwriter (distributor),
                  c) a transfer agent or shareholder accounting record- keeper,
                     or
                  d) an administrator authorized by written agreement to keep financial and/or other required records,

                  for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

                  Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

            Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

      (b) "Property" means money (i.e .. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

      (c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of ones own name with or without authority, in any capacity, for any purpose.

      (d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

      (e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

      (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

      (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

      (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

      (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

      (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

      (f)   loss resulting from any violation by the Insured or by any Employee

            (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the countermarket, (c) Investment Companies, or (d) Investment Advisors, or

            (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or
                  (E).

      (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and
            (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

      (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

      (i) all damages of any type for which the Insured is legally liable, except direct compensatory dam ages arising from a loss covered under this bond.

      (j) loss through the surrender of Property away from an office of the Insured as a result of a threat

            (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

            (2) to do dam age to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

      (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
            (B).

      (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

      (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

      Discovery occurs when the Insured
      (a)   becomes aware of facts, or
      (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

      (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

      (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

      (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

      (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

      (e)   any one casualty or event other than those specified in (a), (b),
            (c) or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b),
(c), (d) and (e) of Section 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

      This Bond shall terminate

      (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or
      (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
      (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

      (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
      (b) upon takeover of the Insureds business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insureds interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insureds share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such system s equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co- partnership or person or any combination of them be included as the Insured herein:

      (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
      (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
      (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
      (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of
            Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
      (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment

Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

      (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
      (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
      (c)   the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

                               ENDORSEMENT#   1
                               ------------
This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                            NEW YORK STATUTORY RIDER

It is agreed that:

1. Part (a) of the Section entitled "Termination or Cancelation" of this bond/policy is deleted.

2. Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

      If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

      (A)   non-payment of premium;

      (B) conviction of a crime arising out of acts increasing the hazard insured against;

      (C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

      (D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

      (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

      (F) the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

      (G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

      (H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

            (i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

            (ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York. Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3. If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5. The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS
BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM
NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL
INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

SR 6180b (12/93)                  END 1

                              ENDORSEMENT#   2
                               ------------
This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                                 NAMED INSUREDS

It is agreed that:

1. Item 1. of the Declaration Page, Name of Insured, shall include the following:

      AB Income Fund, Inc.
      AllianceBernstein Global High Income Fund Alliance
      California Municipal Income Fund, Inc. Alliance
      New York Municipal Income Fund, Inc. Alliance
      National Municipal Income Fund, Inc.
      AllianceBernstein Multi-Manager Alternative Fund

      AllianceBernstein Bond Fund, Inc.:
      - AllianceBernstein Bond Inflation
      - AllianceBernstein Intermediate Bond Portfolio
      - AllianceBernstein Limited Duration High Income Portfolio
      - AllianceBernstein Municipal Bond Inflation Portfolio
      - AllianceBernstein Real Asset Strategy Portfolio
      - AllianceBernstein Tax-Aware Fixed Income Portfolio
      - AllianceBernstein Government Reserves Portfolio

      AllianceBernstein High Income Fund, Inc.
      AllianceBernstein Exchange Reserves

      AllianceBernstein Fixed-Income Shares, Inc.
      - Alliance Bernstein Government STIF Portfolio

      AllianceBernstein Corporate Shares
      - AllianceBernstein Corporate Income Shares
      - AllianceBernstein Municipal Income Shares
      - AllianceBernstein Tax Aware Real Return Income Shares
      - AllianceBernstein Taxable Multi-Sector Income Shares

      AllianceBernstein Global Bond
      AllianceBernstein Unconstrained Bond Fund (f/k/a Diversified Yield)

      AllianceBernstein Municipal Income Fund, Inc.:
      - California Portfolio
      - National Portfolio
      - New York Portfolio
      - High Income Municipal Portfolio

      AllianceBernstein Municipal Income Fund II:
      - Arizona Portfolio
      - Massachusetts Portfolio
      - Michigan Portfolio
      - Minnesota Portfolio
      - New Jersey Portfolio
      - Ohio Portfolio
      - Pennsylvania Portfolio
      - Virginia Portfolio

      AllianceBernstein Global Risk Allocation Portfolio
              (f/k/a Balanced Shares, Inc.)

      AllianceBernstein Cap Fund, Inc.:
      - AllianceBernstein Small Cap Growth Portfolio
      - AllianceBernstein Market Neutral Strategy - U.S. Portfolio
      - AllianceBernstein Market Neutral Strategy - Global Portfolio
      - AllianceBernstein International Discovery Equity Portfolio
      - AllianceBernstein Emerging Market Multi-Asset Portfolio
      - AllianceBernstein Select US Equity
      - AllianceBernstein Dynamic All Market Fund
      - AllianceBernstein Select US Long/Short Portfolio
      - AllianceBernstein Concentrated Growth Fund

      AllianceBernstein Core Opportunities Fund, Inc.
              (f/k/a Focused Growth & Income Fund)
      AllianceBernstein Global Thematic Growth Fund, Inc.
      AllianceBernstein Growth & Income Fund, Inc.

      AllianceBernstein Institutional Funds, Inc.:
      - AllianceBernstein Global Real Estate Investment Fund II

      AllianceBernstein International Growth Fund, Inc.
      AllianceBernstein Large-Cap Growth Fund, Inc.
      AllianceBernstein Discovery Growth Fund, Inc.
              (f/k/a Small/Mid-Cap Growth Fund, Inc.)
      AllianceBernstein Global Real Estate Investment Fund, Inc.

      AllianceBernstein Trust
      - AllianceBernstein Global Value Fund
      - AllianceBernstein International Value Fund
      - AllianceBernstein Discovery Value Fund
              (f/k/a Small-Mid Cap Value Fund)
      - AllianceBernstein Value Fund

      AllianceBernstein Equity Income Fund, Inc. (f/k/a Utility Income Fund)

      The AllianceBernstein Portfolios:
      - AllianceBernstein Growth Fund
      - AllianceBernstein Balanced Wealth Strategy
      - AllianceBernstein Wealth Appreciation Strategy
      - AllianceBernstein Conservative Wealth Strategy
      - AllianceBernstein Tax-Managed Balanced Wealth Strategy
      - AllianceBernstein Tax-Managed Wealth Appreciation Strategy
      - AllianceBernstein Tax-Managed Conservative Wealth Strategy

      AllianceBernstein Blended Style Series, Inc.:
      - AllianceBernstein 2000 Retirement Strategy
      - AllianceBernstein 2005 Retirement Strategy
      - AllianceBernstein 2010 Retirement Strategy
      - AllianceBernstein 2015 Retirement Strategy
      - AllianceBernstein 2020 Retirement Strategy
      - AllianceBernstein 2025 Retirement Strategy
      - AllianceBernstein 2030 Retirement Strategy
      - AllianceBernstein 2035 Retirement Strategy
      - AllianceBernstein 2040 Retirement Strategy
      - AllianceBernstein 2045 Retirement Strategy
      - AllianceBernstein 2050 Retirement Strategy
      - AllianceBernstein 2055 Retirement Strategy

      Sanford C. Bernstein Fund, Inc.:
      - California Municipal Portfolio
      - Diversified Municipal Portfolio
      - New York Municipal Portfolio
      - U.S. Government Short Duration Portfolio
      - Short Duration Plus Portfolio
      - Intermediate Duration Portfolio
      - Short Duration New York Municipal Portfolio
      - Short Duration California Municipal Portfolio
      - Short Duration Diversified Municipal Portfolio
      - International Portfolio
      - Tax-Managed International Portfolio
      - Emerging Markets Portfolio
      - Overlay A Portfolio
      - Overlay B Portfolio
      - Tax-Aware Overlay A Portfolio
      - Tax-Aware Overlay B Portfolio
      - Tax-Aware Overlay C Portfolio
      - Tax-Aware Overlay N Portfolio

      Sanford C. Bernstein Fund II, Inc.: - Bernstein
      Intermediate Duration Institutional Portfolio

      AllianceBernstein Variable Products Series Fund, Inc.:
      - AllianceBernstein Balanced Wealth Strategy Portfolio
      - AllianceBernstein Dynamic Asset Allocation Portfolio
      - AllianceBernstein Global Thematic Growth Portfolio
      - AllianceBernstein Growth Portfolio
      - AllianceBernstein Growth and Income Portfolio
      - AllianceBernstein International Growth Portfolio
      - AllianceBernstein International Value Portfolio
      - AllianceBernstein Large Cap Growth Portfolio
      - AllianceBernstein Real Estate Investment Portfolio
      - AllianceBernstein Small Cap Growth Portfolio
      - AllianceBernstein Small-Mid Cap Value Portfolio
      - AllianceBernstein Intermediate Bond
              (f/k/a U.S. Government/High Grade Securities Portfolio)
      - AllianceBernstein Value Portfolio

      The AllianceBernstein Pooling Portfolios:
      - AllianceBernstein U.S. Value Portfolio
      - AllianceBernstein U.S. Large Cap Growth Portfolio
      - AllianceBernstein Multi-Asset Real Return Portfolio (f/k/a Global Real Estate Investment Portfolio)
      - AllianceBernstein International Value Portfolio
      - AllianceBernstein International Growth Portfolio
      - AllianceBernstein Short Duration Bond Portfolio
      - AllianceBernstein Global Core Bond Portfolio
              (f/k/a Intermediate Duration Bond Portfolio)
      - AllianceBernstein Bond Inflation Protection Portfolio (f/k/a Inflation Protected securities Portfolio)
      - AllianceBernstein High Yield Portfolio
      - AllianceBernstein Small-Mid Cap Value Portfolio
      - AllianceBernstein Small-Mid Cap Growth Portfolio
      - AllianceBernstein Volatility Management Portfolio

      and any other fund(s) now existing in the AllianceBernstein Complex of Registered Investment Companies mutual fund program;


2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 2

                             ENDORSEMENT#   3
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                    AMENDED INSURING AGREEMENT (A) FIDELITY

It is agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and the following is substituted therefor:

      (A) Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

            Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

            (a)   to cause the Insured to sustain such loss; or
            (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

            Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

            The term "Loans" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

            The term "Trading" as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

            As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.








                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 3

                             ENDORSEMENT#   4
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.


                AMENDED INSURING AGREEMEN (B) AUDIT EXPENSE

It is agreed that:

1. Insuring Agreement (B), AUDIT EXPENSE, applies to the discovery of any loss sustained by the Insured and covered by this Bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.














                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 4

                             ENDORSEMENT#   5
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.


              AMENDED INSURING AGREEMENT (G) COUNTERFEIT CURRENCY

It is agreed that:

1. Insuring Agreement (G), COUNTERFEIT CURRENCY, is amended so that coverage applies to any counterfeited money orders or altered paper currencies or coin of any country.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.











                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 5

                             ENDORSEMENT#   6
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                                COMPUTER SYSTEMS


It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (J) as follows:

                                COMPUTER SYSTEMS

      Loss resulting directly from a fraudulent

      (1)   entry of data into, or

      (2)   change of data or programs within

            a Computer System; provided the fraudulent entry or change causes

            (a)   Property to be transferred, paid or delivered;
            (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited;
            (c) an unauthorized account or a fictitious account to be debited or credited;

      (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

            and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

            (i)   cause the Insured or its agent(s) to sustain a loss; and

            (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit; and

            (iii) further provided such voice instructions or advices:

                  (a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

                  (b) were electronically recorded by the Insured or its agent(s).

      (4) It shall be a condition to recovery under the Computer Systems Insuring Agreement that the Insured or its agent(s) shall, to the best of their ability, electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Insuring Agreement shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured
                  --------------------------------------------

2.    As used in this Insuring Agreement, Computer System means:

      (a) computers with related peripheral equipment, including storage components, wherever located;
      (b)   systems and application software;
      (c)   terminal devices;
      (d)   related communication networks or customer communication systems;
            and
      (e)   related electronic funds transfer systems;

      by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the Exclusions in the attached Bond, the following exclusions are applicable to this Insuring Agreement:

      (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

      (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and, in that event, shall be treated as one loss.

5. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

6. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

7. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.


8. Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond to which this Insuring Agreement is attached. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling the Bond as an entirety:

      (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Insuring Agreement; or
      (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Insuring Agreement.

      The Underwriter shall refund to the Insured the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

9. Section 4, LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the Conditions and Limitations of this Bond is amended by adding the following sentence:

      "Proof of loss resulting from voice instructions or advices covered under this Insuring Agreement shall include electronic recording of such voice instructions or advices."

10. Notwithstanding the foregoing, however, coverage afforded by this Insuring Agreement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the Insured agrees to make claim for such loss under its separate policy.

11. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 6

                             ENDORSEMENT#   7
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                         TELEFACSIMILE TRAN SFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (K) as follows:

                          TELEFACSIMILE TRANSFER FRAUD

      Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile transmission directed to the Insured, authorizing or acknowledging the transfer, payment or delivery of funds or Property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such Telefacsimile instructions:

      i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

      ii) fraudulently purport to have been sent by such customer or financial institution, but which Telefacsimile instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

            "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean an electronic communication sent by telex, TWC, electronic mail or an Automated Clearing House.

2. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT          y                 END 7

                             ENDORSEMENT#   8
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                            AUTOMATED PHONE SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (L) as follows:

                            AUTOMATED PHONE SYSTEMS

      I. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

            1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

                  a. "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

                  b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  e. "APS Designated Procedures" means all of the following procedures:

                        (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

                        (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

                              (a) Information contained in the records shall be capable of being retrieved through the following methods:

                                    Procedures normally used by the Insured

                              (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

                        (3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

                              (a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN.

                        (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

                        (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

                              Procedures normally used by the Insured

            2. Exclusions. It is further understood and agreed that this extension shall not cover:

                  a. any loss covered under Insuring Agreement (A), FIDELITY, of this Bond;

                  b.    any loss resulting from:

                        (1) the redemption of shares, where the proceeds of such redemption are made payable to other than

                              (i)   the shareholder of record; or

                              (ii) a person officially Designated to receive redemption proceeds; or

                              (iii) a bank account officially designated to
                                    receive redemption proceeds; or

                        (2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

                              (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

                              (ii)  officially designated; or

                              (iii) verified by any other procedures which may
                                    be normally used by the Insured; or

                        (3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account; or

                        (4) the intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 8

                             ENDORSEMENT#   9
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                               AUTOMATIC COVERAGE


It is agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under this bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 9

                             ENDORSEMENT#   10
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                         AMEND SECTION 13., TERMINATION

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

      The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, DC. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

      This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

      This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC.

      The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

      This bond shall terminate:

      a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement, on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC (see Section 16(d)) and to the Insured Investment Company; or

      b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

      c. as to any person, who is a partner, officer or employee of any electronic data processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of 90 days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington, DC and to the insured Investment Company.

2. Upon the detection by any Insured that an Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 10

                             ENDORSEMENT#   11
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                                 COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

      Underwritten for the sum of
      $20,000,000, part of $50,000,000


                                         By:
                                             -----------------------------------
                                             National Union Fire Insurance
                                             Company of Pittsburgh, Pa.
                                             Controlling Company


      Underwritten for the sum of
      $15,000,000, part of $50,000,000


                                         By:
                                             -----------------------------------
                                             Continental Insurance Company


      Underwritten for the sum of
      $10,000,000, part of $50,000,000


                                         By:
                                             -----------------------------------
                                             U.S. Specialty Insurance Company


      Underwritten for the sum of
      $5,000,000, part of $50,000,000


                                         By:
                                             -----------------------------------
                                             Berkley Regional Insurance Company





                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 11

                             ENDORSEMENT#   12
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                                NOTICE OF CLAIM
                             (REPORTING BY E-MAIL)

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

      c-claim@AIG.com

      Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

      In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to
      (866) 227- 1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

      (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

      (b) "Notice of Claim Reporting" means "notice of claim / circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that m ay give rise or result in loss under this policy.

      (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.
                                    END 012
99758 (8/08)

                             ENDORSEMENT#   13
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                RELIANCE UPON OTHER CARRIER'S APPLICATION RIDER

It is agreed that:

1. In granting coverage under this bond, the Underwriter has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous bond applications and their attachments and materials, for which this bond is a renewal or succeeds in time) as being accurate and complete.

2. The Insured warrants and represents to the Underwriter that the statements and representations made in such application were accurate on the date such representations and statements were so given and that in connection therewith the Insured reaffirms each and every statement made in the application to ICI Mutual Insurance Company as accurate as of April 11, 2012 as if it was made to the Underwriter on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Underwriter, and are the basis of this bond and are deemed to be considered as incorporated into this bond.


      Type of Bond Application           Carrier                    Date Signed
                                                                    -----------
      Alternative Renewal                ICI Mutual Insurance       03/26/2014
      Application                        Company

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                            END 13

                             ENDORSEMENT#   14
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                        NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby am ended as follows:

I. The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

      (a)   CANCELLATION BY THE INSURED

            This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

      (b)   CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

            (i) If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

            (ii) If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

                  (A) nonpayment of premium , provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;
                  (B) conviction of a crime arising out of acts increasing the hazard insured against;
                  (C) discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;
                  (D) after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;
                  (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

                  (F) required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;
                  (G) a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;
                  (H) revocation or suspension of an Insured's license to practice his profession; or
                  (I) where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or perm it the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

                        (1) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph
                              (I);
                        (2) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and
                        (3) upon written request of the Insured made to the department within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

                  Notice of cancellation by the Insurer shall specify the grounds for cancellation.

            (iii)
                  (A) The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer's intention:

                        (1)   not to renew this policy;
                        (2) to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

                        (3) that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer's intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty
                              (60) days after the second notice is m ailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

                  (B) A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph
                        (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

                  (C)   The notice required by paragraph (A) of this subsection
                        (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

                  (D)
                        (1) If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty
                              (60) days after the mailing of the second notice described in such subparagraph.

                        (2) Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period's rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

                        (3) In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period's rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

            (iv) Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

            (v) Notice required herein to be m ailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

                  Notice required herein to be m ailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

                  Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

            (vi) If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

                  If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

                  Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

                                    END 014
69898 (9/06)

                             ENDORSEMENT#   15
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

               NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) "we", "us", "our" and "Insurer" mean the insurance company which issued this policy; 2) "you", "your", "Insured" and "first Named Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) "other insured(s)" means all other persons or entities afforded coverage under the policy; 4) "Discovery Period" means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim " means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is am ended as follows: A.

      The following provisions are hereby added to the policy:

      FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

            Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

            (a) it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

            (b) the failure to provide timely notice has not prejudiced the Insurer.

            Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Former Policy") in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

            With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

            Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

      PREJUDICE:

            In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

            (a) the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

            (b) the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

            The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim .

            Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured's liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

      NOTICE TO AGENT:

            Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claim ant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

      INSOLVENCY/BANKRUPTCY OF INSURED:

            The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B. The Clause entitled, "Action Against Us " or "Action Against Company" is deleted in its entirety and replaced with the following:

            No one may bring an action against us unless there has been full compliance with all the term s of this policy and the amount of the Insured's obligation to pay has been finally determined either by:

            1. judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or

            2.    written agreement of the Insured, the claimant and us.

            Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

                                    END 015
83231 (1/09)

                             ENDORSEMENT#   16
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                         ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.








                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

                                    END 016
89644 (6/13)

                             ENDORSEMENT#   17
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                             AMENDED INSURED RIDER


In consideration of the premium charged, it is hereby understood and agreed that
Item 1. Declarations page, Name of Insured is amended to include the following entities, however, solely with respect those individuals meeting the requirements in subparagraph (9) in the definition of Employee;

1.  AllianceBernstein L.P. ,
2.  AllianceBernstein Holding L.P.,
3.  AllianceBernstein Corporation,
4.  AllianceBernstein Investments, Inc.,
5.  AllianceBernstein Global Derivatives Corporation,
6.  AllianceBernstein Investor Services, Inc., and
7.  Sanford C. Bernstein & Co., LLC.



Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.







                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                              END 17

                             ENDORSEMENT#   18
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                           SPECIFIC ENTITY EXCLUSION


In consideration of the premium charged, it is hereby understood and agreed that this bond does not cover any loss of AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P. (including any subsidiary or employee thereof).


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.












                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c) All rights reserved.

MNSCPT                              END 18

                             ENDORSEMENT#   19
                             ------------

This endorsement, effective 12:01 AM        MAY 15, 2015         forms a part of
policy number 02-133-76-34
issued to   AllianceBernstein Complex of Registered Investment Companies

by          National Union Fire Insurance Company of Pittsburgh, Pa.

                            FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

                   EDITION
FORM NUMBER         DATE                          FORM TITLE
--------------------------------------------------------------------------------

41205              04/95            INVESTMENT COMPANY  BLANKET BOND  - DEC
41206              09/84            PAGE INVESTMENT COMPANY  BLANKET BOND
SR 6180b           12/93            GUTS
MNSCPT                              NEW  YORK STATUTORY
MNSCPT                              RIDER NAMED INSUREDS
MNSCPT                              AMENDED INSURING   AGREEMENT (A)
MNSCPT                              FIDELITY AMENDED INSURING AGREEMEN (B)
MNSCPT                              AUDIT EXPENSE
MNSCPT                              AMENDED INSURING AGREEMENT (G) COUNTERFEIT
MNSCPT                              CURRENCY COMPUTER SYSTEMS
MNSCPT                              TELEFACSIMILE  TRANSFER
MNSCPT                              FRAUD AUTOMATED PHONE
MNSCPT                              SYSTEMS AUTOMATIC
99758                               COVERAGE
MNSCPT             08/08            AMEND SECTION 13.,
69898                               TERMINATION COSURETY RIDER
83231              09/06            NOTICE  OF CLAIM (REPORTING BY E-MAIL)
89644              01/09            RELIANCE UPON OTHER CARRIER'S APPLICATION
MNSCPT             06/13            RIDER NEW YORK AMENDATORY -
MNSCPT                              CANCELLATION/NONRENEWAL NEW YORK LAW 3420
78859                               AMENDATORY ENDORSEMENT ECONOMIC SANCTIONS
                                    ENDORSEMENT
                   10/01            AMENDED INSURED RIDER


                            FORMS INDEX ENDORSEMENT


                   EDITION
FORM NUMBER         DATE                          FORM TITLE
--------------------------------------------------------------------------------
          ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.




                                        /s/
                                        ----------------------------------------
                                              AUTHORIZED REPRESENTATIVE

                            (c)

                                    END 019
78859 (10/01)

                                                                       EXHIBIT B


                        REGISTERED INVESTMENT COMPANIES
                         JOINT FIDELITY BOND AGREEMENT


      AGREEMENT made as of May 15, 2015, by and among AB Blended Style Series, Inc., AB Bond Fund, Inc., AB Cap Fund, Inc., AB Core Opportunities Fund, Inc., AB Corporate Shares, AB Discovery Growth Fund, Inc., AB Equity Income Fund, Inc., AB Exchange Reserves, AB Fixed-Income Shares, Inc., AB Global Bond Fund, Inc., AB Global Real Estate Investment Fund, Inc., AB Global Risk Allocation Fund, Inc., AB Global Thematic Growth Fund, Inc., AB Growth and Income Fund, Inc., AB High Income Fund, Inc., AB Institutional Funds, Inc., AB International Growth Fund, Inc., AB Large Cap Growth Fund, Inc., AB Municipal Income Fund, Inc., AB Municipal Income Fund, Inc. II, AB Multi-Manager Alternative Fund, AB Trust, AB Unconstrained Bond Fund, Inc., AllianceBernstein Income Fund, Inc., AllianceBernstein Global High Income Fund, Inc., Alliance California Municipal Income Fund, Inc., Alliance New York Municipal Income Fund, Inc., AllianceBernstein National Municipal Income Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AB Portfolios, The AB Pooling Portfolios (collectively, the "investment companies") and AllianceBernstein L.P.

      WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"); and

      WHEREAS, AllianceBernstein L.P. ("AB") provides investment advisory services and/or certain administrative and financial services to the investment companies; and

      WHEREAS, pursuant to Rule 17g-1, as amended, promulgated under the Act, registered management investment companies must provide and maintain fidelity bonds covering larceny and embezzlement by certain of their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

      WHEREAS, pursuant to Rule 17g-1(b) under the Act, registered management investment companies which are managed and/or whose shares are distributed by the same person may obtain joint coverage as insureds under a single fidelity bond (a "joint fidelity bond"); and

      WHEREAS, the investment companies are registered management investment companies managed by AB; and

      WHEREAS, the investment companies desire to obtain coverage under one joint fidelity bond; and

      WHEREAS, the Board of Directors of the Sanford C. Bernstein Fund, Inc. ("SCB Fund") elects to calculate the required amounts of fidelity bond coverage on a basis that treats each portfolio of SCB Fund as a separate registered management investment company for purposes of Rule 17g-1, even though not required to do so under the Rule; and

      WHEREAS, the AB Multi-Manager Alternative Fund ("MMA Fund") is composed of a single portfolio; and

      WHEREAS, the Boards of Directors or Trustees of each investment company that is a party to this Agreement other than SCB Fund and MMA Fund (each such investment company, an "AB Fund", and together, the "AB Funds") that has multiple portfolios elects to calculate the required amounts of fidelity bond coverage on a basis that treats such an investment company as a single registered management investment company for purposes of Rule 17g-1; and

      WHEREAS, the Board of Directors or Trustees of each of the investment companies which are parties to this Agreement, including a majority of the Directors or Trustees, as applicable, who are not "interested persons" of such investment company as defined by Section 2(a)(19) of the Act ("Disinterested Directors/Trustees"), has approved coverage under one joint fidelity bond with each of the other investment companies which are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement.

      NOW, THEREFORE, it is agreed as follows:

      1. That the investment companies which are parties to this Agreement and AB will be named as insureds and will be covered under a joint fidelity bond with National Union Fire Insurance Co., U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company (each, a "fidelity insurance company" and collectively, the "fidelity insurance companies") in the aggregate amount of $74,475,000 at a total annual cost of $255,710, each such investment company having specific coverage in accordance with Rule 17g-1(d). The required coverage amount (calculated pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A. For the avoidance of doubt, the amount of coverage under the joint fidelity bond shall at all times be at least equal in amount to the total amount of coverage which each investment company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(i) of Rule 17g-1 under the Act had each investment company not been named an insured under the joint fidelity bond.

      2. No premium shall be paid by an investment company under the joint fidelity bond unless that investment company's Board of Directors or Trustees, as applicable, including a majority of the Disinterested Directors/Trustees, shall have approved the portion of the premium to be paid by that investment company. The premium payable on the joint fidelity bond shall be allocated among the investment companies in the respective amounts set forth opposite the name of each investment company listed on Schedule A in the column entitled "Allocated Cost".

      3. AB has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event shall AB be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments which will be distributed to one or more investment companies to facilitate the administration of the joint fidelity bond.

      4. (a) In the event that one or more of the investment companies sustains a loss for which recovery is received under the joint fidelity bond, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses by them (other than the portions thereof subject to deductibles).

      (b) If the recovery is inadequate to indemnify fully each such investment company for losses sustained by it (other than the portion thereof subject to a deductible), the recovery shall be allocated as follows, to the extent applicable:

      (i) The AB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductibles) and (B) the sum of $48,525,000 plus the difference between $24,450,000 and the amount of the loss recovered by the SCB Fund under clause (ii) together with the difference between $1,500,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

      (ii) SCB Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $24,450,000 plus the difference between $48,525,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $1,500,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amounts shall be allocated among the portfolios of the SCB Fund on an equitable and proportionate basis as determined by the Board of Directors of the SCB Fund, but each such portfolio shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1), assuming that such portfolio would be deemed a separate registered investment company for such purposes.

      (iii) MMA Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $1,500,000 plus the difference between $48,525,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $24,450,000 and the amount of the loss recovered by the SCB Fund under clause (ii). Such amount shall be at least equal to the amount which MMA Fund would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1).

      (iv) Where a compromise results in recovery by any or all of the investment companies of less than the full amount of its (or their) actual aggregate loss covered by the joint fidelity bond, the recovery shall be allocated consistent with (i), (ii) and (iii) above among the investment companies that sustained such loss, without regard to the proportion of the actual aggregate loss recovered, and with the $48,525,000, $24,450,000 and $1,500,000 amounts being reduced proportionate to any reduction to the $74,475,000 total insured bond as a result of such compromise unless the compromise was based on facts and circumstances particular to one or more, but fewer than all, insured parties seeking to recover, in which case any or all of the $48,525,000, $24,450,000 or $1,500,000 amounts will be adjusted in an equitable manner taking into account the particular facts and circumstances and the principles reflected above.

      4. This Agreement may not be amended or modified in any manner except by a written agreement executed by all parties hereto.

      5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf by its authorized representative effective as of the day and year first written above.

                                 /s/ Emilie D. Wrapp
                                 -------------------
                                 Emilie D. Wrapp
                                 Secretary for each of the Investment Companies

                                 /s/ David M. Lesser
                                 -------------------
                                 David M. Lesser
                                 Assistant Secretary for AllianceBernstein L.P.

                                   SCHEDULE A
                                   ----------

                                                       Allocated        Bond
Registered Management Investment Companies              Cost ($)      Amount ($)
------------------------------------------             ----------     ----------

AB Blended Style Series, Inc.                            4,291.83      1,250,000
AB Bond Fund, Inc.                                       7,210.35      2,100,000
AB Cap Fund, Inc.                                        8,583.76      2,500,000
AB Core Opportunities Fund, Inc.                         2,060.10        600,000
AB Corporate Shares                                      3,433.50      1,000,000
AB Discovery Growth Fund, Inc.                           5,836.95      1,700,000
AB Equity Income Fund, Inc.                              4,291.88      1,250,000
AB Exchange Reserves                                     5,836.95      1,700,000
AB Fixed-Income Shares, Inc.                             8,583.76      2,500,000
AB Global Bond Fund, Inc.                                8,583.76      2,500,000
AB Global Real Estate Investment Fund, Inc.              2,060.10        600,000
AB Global Risk Allocation Fund, Inc.                     2,575.13        750,000
AB Global Thematic Growth Fund, Inc.                     3,433.50      1,000,000
AB Growth and Income Fund, Inc.                          7,210.35      2,100,000
AB High Income Fund, Inc.                                8,583.76      2,500,000
AB Institutional Funds, Inc.                             2,575.13        750,000
AB International Growth Fund, Inc.                       3,090.15        900,000
AB Large Cap Growth Fund, Inc.                           6,523.65      1,900,000
AB Multi-Manager Alternative Fund                        5,150.25      1,500,000
AB Municipal Income Fund, Inc.                           8,583.76      2,500,000
AB Municipal Income Fund, Inc. II                        4,291.88      1,250,000
AB Trust                                                 7,897.05      2,300,000
AB Unconstrained Bond Fund, Inc.                         2,575.13        750,000
AllianceBernstein Income Fund, Inc.                      7,210.35      2,100,000
AllianceBernstein Global High Income Fund, Inc.          5,150.25      1,500,000
Alliance California Municipal Income Fund, Inc.          2,060.10        600,000
Alliance New York Municipal Income Fund, Inc.            1,802.59        525,000
Alliance National Municipal Income Fund, Inc.            3,090.15        900,000
AllianceBernstein Variable Products Series Fund, Inc. 8,583.76 2,500,000 Sanford C. Bernstein Fund, Inc.
      California Municipal Portfolio                     4,291.88      1,250,000
      Diversified Municipal Portfolio                    8,583.75      2,500,000
      Emerging Markets Portfolio                         4,291.88      1,250,000
      Intermediate Duration Portfolio                    8,583.75      2,500,000
      International Portfolio                            5,150.25      1,500,000
      New York Municipal Portfolio                       5,150.25      1,500,000
      Short Duration California Municipal Portfolio      1,201.73        350,000
      Short Duration Diversified Municipal Portfolio     2,575.13        750,000
      Short Duration New York Municipal Portfolio        1,545.08        450,000
      Short Duration Plus Portfolio                      2,575.13        750,000
      Tax-Managed International Portfolio                8,583.75      2,500,000
      U.S. Government Short Duration Portfolio           1,201.73        350,000
      Overlay A Portfolio                                5,836.95      1,700,000
      Overlay B Portfolio                                4,291.88      1,250,000
      Tax-Aware Overlay A Portfolio                      8,583.75      2,500,000
      Tax-Aware Overlay B Portfolio                      5,836.95      1,700,000
      Tax-Aware Overlay C Portfolio                      3,090.15        900,000
      Tax-Aware Overlay N Portfolio                      2,575.13        750,000
Sanford C. Bernstein Fund II, Inc.                       3,433.50      1,000,000
The AB Pooling Portfolios                                8,583.75      2,500,000
The AB Portfolios                                        8,583.75      2,500,000

Totals                                                $255,710.00    $74,475,000

                                                                     EXHIBIT C-1


                       CERTIFICATE OF ASSISTANT SECRETARY

                                 THE AB FUNDS*

                            Regarding Fidelity Bond

      The undersigned, being duly elected and qualified Assistant Secretary of the Funds listed on Schedule A (attached hereto), hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved in substantially the same form by the Board of Directors/Trustees of the Funds at a meeting held on May 6, 2015, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate as Assistant Secretary of the above-referenced Funds on this 28th day of May, 2015.


                                                       /s/ Stephen J. Laffey
                                                       ------------------------
                                                           Stephen J. Laffey
                                                           Assistant Secretary

      RESOLVED, that the Board of Directors/Trustees hereby determines that participation by the Funds in a joint fidelity bond underwritten by National Union Fire Insurance Co. of Pittsburgh, PA, U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company, covering officers and employees of each Fund (and employees of service providers to each Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the "Act") in the amount of $74,475,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios;

      RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Funds of an amount approximately equal to _____*_____ representing the portion of 2015 annual premium on such joint insured fidelity bond allocable to the each Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $74,475,000 aggregate amount of coverage under the joint insured bond, the aggregate 2015 annual cost of such bond of $255,710, the ratable allocation of the cost among all parties named as insureds and the extent to which the share of the cost allocated to each Fund is less than the cost such Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

      RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Funds of an agreement among each Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by a Fund and one or more named insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph
(d)(1) of Rule 17g-1 promulgated under the Act; and

      RESOLVED, that the Secretary and each Assistant Secretary of the Funds are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph
(g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

*  See Schedule A

                                   Schedule A

                                     17g-1


AB Funds                                                        Allocated Cost
--------                                                        --------------

AB Blended Style Series, Inc.                                      $4,292.73
AB Bond Fund, Inc.                                                 $7,211.79
AB Cap Fund, Inc.                                                  $8,585.46
AB Core Opportunities Fund, Inc.                                   $2,060.51
AB Corporate Shares                                                $3,434.19
AB Discovery Growth Fund, Inc.                                     $5,838.12
AB Equity Income Fund, Inc.                                        $4,292.73
AB Exchange Reserves                                               $5,838.12
AB Fixed-Income Shares, Inc.                                       $8,585.46
AB Global Bond Fund, Inc.                                          $8,585.46
AB Global Real Estate Investment Fund, Inc.                        $2,060.51
AB Global Risk Allocation Fund, Inc.                               $2,575.64
AB Global Thematic Growth Fund, Inc.                               $3,434.19
AB Growth and Income Fund, Inc.                                    $7,211.79
AB High Income Fund, Inc.                                          $8,585.46
AB Institutional Funds, Inc.                                       $2,575.64
AB International Growth Fund, Inc.                                 $3,090.77
AB Large Cap Growth Fund, Inc.                                     $6,524.95
AB Municipal Income Fund, Inc.                                     $8,585.46
AB Municipal Income Fund, Inc. II                                  $4,292.73
AB Trust                                                           $7,898.63
AB Unconstrained Bond Fund, Inc.                                   $2,575.64
AB Variable Products Series Fund, Inc.                             $8,585.46
Sanford C. Bernstein Fund II, Inc.                                 $3,434.19
The AB Portfolios                                                  $8,585.46
The AB Pooling Portfolios                                          $8,585.46

AllianceBernstein Income Fund, Inc.                                $7,211.79
AllianceBernstein Global High Income Fund, Inc.                    $5,151.28
Alliance California Municipal Income Fund, Inc.                    $2,060.51
Alliance New York Municipal Income Fund, Inc.                      $1,802.95
Alliance National Municipal Income Fund, Inc.                      $3,090.77

                                                                    EXHIBIT C-2


                       AB Multi-Manager Alternative Fund
                       Certificate of Assistant Secretary


      I, Eric C. Freed, the undersigned Assistant Secretary of AB Multi-Manager Alternative Fund (a Delaware statutory trust), DO HEREBY CERTIFY that the following resolutions were approved by the Board of Trustees of the Trust at its Regular Meeting held on April 14, 2015:

            RESOLVED, that the Board of Trustees hereby determines that participation by the Fund in a joint fidelity bond underwritten by National Union Fire Insurance Co. of Pittsburgh, PA, Continental Insurance Company, Berkley Regional Insurance Company, Everest Reinsurance Company, Liberty Mutual Insurance Company and U.S. Specialty Insurance Company, covering officers and employees of the Fund (and employees of service providers to the Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act, in the amount of approximately $1,500,000 for the Fund is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund's portfolio;

            RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Fund of an amount approximately equal to $5,200 representing the portion of 2015 annual premium on such joint insured fidelity bond allocable to the Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as insured, the nature of the business activities of such other parties, the $74,550,000 aggregate amount of coverage under the joint insured bond, the aggregate 2015 annual cost of such bond of approximately $255,320, the ratable allocation of the cost among all parties named as insured and the extent to which the share of the cost allocated to the Fund is less than the cost the Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

            RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Fund of an agreement among the Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Fund and one or more named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the Act; and

            RESOLVED, that the Secretary and Assistant Secretary of the Fund are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g 1 promulgated under the Act.

      IN WITNESS WHEREOF, I have executed this Certificate this 1st day of June, 2015.

                                                      /s/ Eric C. Freed
                                                      ------------------
                                                      Eric C. Freed
                                                      Assistant Secretary

                                                                     EXHIBIT C-3


                            CERTIFICATE OF SECRETARY

                        SANFORD C. BERNSTEIN FUND, INC.

                            Regarding Fidelity Bond


      The undersigned, being the duly elected and qualified Assistant Secretary of the above-referenced Fund, hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved in substantially the same form by the Board of Directors of the Fund by unanimous written consent dated May 7, 2015, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate as Secretary of the above-referenced Funds on this 1st day of June, 2015.

                                                    /s/ Nancy E. Hay
                                                    ----------------
                                                    Nancy E. Hay
                                                    Assistant Secretary

            RESOLVED, that the Board of Directors hereby determines that participation by the Fund in a joint fidelity bond underwritten by National Union Fire Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Everest Reinsurance Company, Liberty Mutual Insurance Company and U.S. Specialty Insurance Company, covering officers and employees of the Fund (and employees of service providers to the Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), in the amount of $24,450,000 for the Fund is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund's portfolio;

            FURTHER RESOLVED, that the Board of Directors, including a majority of the Independent Directors, hereby approves, ratifies and authorizes the payment by the Treasurer of the Fund of an amount equal to approximately $83,966 representing the portion of 2015 annual premium on such joint insured fidelity bond allocable to the Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as insured, the nature of the business activities of such other parties, the $74,475,000 aggregate amount of coverage under the joint insured bond, the aggregate 2015 annual cost of such bond of $255,710, the ratable allocation of the cost among all parties named as insured and the extent to which the share of the cost allocated to the Fund is less than the cost the Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

            FURTHER RESOLVED, that the Board of Directors, including a majority of the Independent Directors, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Fund of an agreement among the Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Fund and one or more named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the 1940 Act; and

            FURTHER RESOLVED, that the Secretary and Assistant Secretary of the Fund are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g 1 promulgated under the 1940 Act.